Contact

www.linkedin.com/in/brandonzarzecki (LinkedIn)

Top Skills

Google Ads
Presentations
Content Strategy

Brandon Zarzecki

Co-Founder & COO Patriot Hard Seltzer
New York City Metropolitan Area

Summary

Brandon is a marketing entrepreneur who co-founded Patriot Hard Seltzer, a new and innovative beverage brand, in 2023. He is passionate about building brands and companies that stand out in the market and connect with customers.

He has been a digital marketing manager at Ray Catena Auto Group since 2016, where he creates engaging social media campaigns for luxury brands.

With a BS in Professional, Technical, Business, and Scientific Communication from James Madison University, Brandon has developed a diverse set of skills and experiences in different industries.

Experience

Patriot Hard Seltzer
Co-Founder & COO
January 2023 - Present (2 years 2 months)
United States

Ray Catena Auto Group
8 years 10 months

Digital Marketing Manager
May 2016 - Present (8 years 10 months)

Marketing Associate
May 2016 - May 2018 (2 years 1 month)
Edison, New Jersey

Walker's Wine and Spirits
Freelance Marketing Consultant

September 2022 - December 2023 (1 year 4 months)
Lambertville, New Jersey, United States

Tactical Training Center LLC
Freelance Marketing Consultant
March 2022 - October 2023 (1 year 8 months)

Island Tribe Co
Digital Marketing Director
June 2019 - August 2020 (1 year 3 months)

Deerock Music
Marketing Manager
January 2017 - September 2019 (2 years 9 months)
Greater New York City Area

Margaritaville
Brand Ambassador
September 2018 - May 2019 (9 months)

Aramark
Sales And Marketing Content Manager
March 2018 - May 2019 (1 year 3 months)
Harrisonburg, Virginia

JMU Triathlon Club
2 years 1 month

President
February 2018 - April 2019 (1 year 3 months)
James Madison University

Community Service and Fundraising Coordinator
April 2017 - February 2018 (11 months)
James Madison University

JMU Student Government Association
Student Senator
September 2015 - September 2017 (2 years 1 month)
James Madison University

Education

James Madison University
Bachelor's of Science, Professional, Technical, Business, and Scientific
Communication · (2015 - 2019)

Hunterdon Central Regional High School
· (2011 - 2015)